In this endorsement "we", "our" and "us" mean
PAID UP DEATH BENEFIT         The Equitable Life Assurance Society of the United
GUARANTEE ENDORSEMENT         States.  "You" and "your" mean the owner of the
                              policy at the time an owner's right is exercised.

--------------------------------------------------------------------------------

This endorsement is made part of this policy and modifies it as follows:

1.  The following provision is added to this policy:

PAID UP DEATH BENEFIT GUARANTEE. You may elect the Paid Up Death Benefit Guarantee at any time after the fourth policy year while this policy is in force, subject to the following conditions:

a)  The death benefit option in effect is Option A; and

b) The election of the Paid Up Death Benefit Guarantee would not cause this policy to lose its qualification as life insurance under the Internal Revenue Service Code or require a distribution from the policy to avoid such disqualification.

If the policy is made paid up, any additional benefit riders will automatically terminate.

The face amount of the paid up policy will equal the lesser of 1) the face amount before the election, or 2) the policy account value at the time of election divided by the factor appropriate to the then attained age of the insured person as shown in the Policy Information section (if this is a joint survivorship policy, the factors shown are based instead upon the policy year). We reserve the right to decline your election if the face amount of the paid up policy would be less than the minimum amount for which we would then issue this policy.

If the face amount of the paid up policy is less than the face amount of the policy prior to the election, we will deduct a proportionate amount of any applicable surrender charge from your policy account.

When the policy is made paid up, the policy is guaranteed to remain in force and the death benefit never to be less than the face amount of the paid up policy so long as the Paid Up Death Benefit Guarantee remains in effect. The Paid Up Death Benefit Guarantee will terminate if any outstanding policy loan and accrued laon interest exceeds the cash surrender value.

We reserve the right to decline to make any changes or to allow any partial withdrawals while the Paid Up Death Benefit Guarantee is in effect, if this would cause the paid up guarantee to terminate. However, if the requested change or partial withdrawal would be permissisble for a policy where the Paid Up Death Benefit Guarantee is not in effect, you may terminate the Paid Up Death Benefit Guarantee by written request in order to accomplish the change or partial withdrawal.

The net cash surrender value after the Paid Up Death Benefit Guarantee becomes effective will equal the policy account value minus any applicable surrender charge and any outstanding policy loan and accrued loan interest. We will continue to make monthly deductions from your policy account; interest and investment performance will continue to be credited to or charged against your policy account. You may continue to pay premiums, subject to our normal rules. Partial withdrawals of net cash surrender value will generally reduce the face amount by more than the amount of the withdrawal.

2. The third paragraph of the "The Premiums You Pay" section is deleted and replaced by the following:

If you stop paying premiums and the Paid Up Death Benefit Guarantee is not in effect, insurance coverage will continue for as long as the Net Cash Surrender Value is sufficient to cover the monthly deductions described in the Monthly Deductions provision, with a further extension of coverage as described in the Grace Period provision.

3. The following paragraph is added as the new second paragraph of the "Grace Period" provision:

If the Net Cash Surrender Value at the beginning of any policy month is not sufficient to cover the total monthly deductions, but the Paid Up Death Benefit Guarantee is in effect, the policy is not in default and we will waive monthly deductions in excess of the Policy Account.



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

4. The third paragraph of the "Grace Period" provision is deleted and replaced by the following:

If the Net Cash Surrender Value at the beginning of any policy month is not sufficient to cover the total monthly deductions and the Paid Up Death Benefit Guarantee is not in effect, but the no lapse guarantee or death benefit guarantee period is in effect, we will perform the following calculations to determine whether the policy is in default:

5. The eighth paragraph of the "Grace Period" provision is deleted and replaced by the following:

If all guarantee periods have terminated (see No Lapse Guarantee and Death Benefit Guarantee provisions) the calculations described in Steps 1. - 4. above will not be performed. In that case, if the Net Cash Surrender Value at the beginning of any policy month is less than the monthly deductions for that month and the Paid Up Death Benefit Guarantee is not in effect, the policy is in default as of the first day of such policy month.























           The Equitable Life Assurance Society of the United States










/s/ Pauline Sherman                               /s/ Edward D. Miller
--------------------                              --------------------
Pauline Sherman, Vice President, Secretary        Edward D. Miller, Chairman and
and Associate Genereal Counsel                           Chief Executive Officer



S.99-32